

Mail Stop 6010

October 24, 2008

VIA U.S. MAIL and FACSIMILE (631) 231-1370

Mr. Charles M. Stroehr
Audiovox Corporation
Senior Vice President and Chief Financial Officer
180 Marcus Blvd.
Hauppauge, NY 11788

>   **RE: Audiovox Corporation**
>   **Form 10-K for the fiscal year ended February 29, 2007**
>   **Filed May 14, 2008**
>   **File No. 001-09532**

Dear Mr. Stroehr:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended February 29, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Critical Accounting Policies and Estimates, page 23

Goodwill and Other Intangible Assets

1.   In light of the significant increase in goodwill and other intangible assets with indefinite useful lives assets since March 1, 2007, please expand future filings to more specifically describe how you assess these assets for impairment under the requirements of SFAS 142. In that regard, please more specifically describe the models you apply and the nature and extent of subjective estimates and assumptions that underlie your assessments and measurements of fair value. Please note that if you refer to reliance on a third party expert you may be required to name that expert in your filings and to include the consent of that expert in registration statements.

Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

f) Revenue Recognition, page F-10

2.   We see the significant growth in accessories revenues from businesses acquired since March 1, 2007. We also see that you accept returns and that you estimate and record a provision for returns at the point of sale. With respect to the accessories sales, please tell us how you considered the guidance from SFAS 48 and from SAB Topic 13A.4.b (Estimates and changes in estimates) in concluding that you have the ability to make reasonable estimates of future returns.

j) Goodwill and Other Intangible Assets, Page F-13

3.   We see that during your two most recently completed fiscal years you have allocated approximately $76 million of the consideration for purchases of assets and businesses to trademarks/tradenames not subject to amortization. Please describe to us the factors you considered in reaching your conclusion that the acquired trademaks/tradenames have indefinite lives. Your response should describe how you considered and applied the relevant guidance from SFAS 142. Please be specific to the actual trademarks/tradenames acquired.

4.   Establishing useful lives for intangible assets often requires significant judgment about future cash flows. In future filings please expand your critical accounting policy for Goodwill and Other Intangible Assets to describe the factors you considered in reaching your conclusions about the useful lives of the acquired trademark/tradename assets, including why you believe cash flows will be indefinite. Please also describe the factors you consider in performing the periodic reassessment of the lives assigned to those trademarks/tradenames, including a discussion of factors that might lead you to conclude that the useful lives are no longer indefinite.

Note 3, Business Acquisitions, page F-24

5.   With respect to the purchase allocations in 2007 and 2008, please tell us how you determined the amounts allocated to trademarks/tradenames with indefinite lives, including why you believe the allocations are appropriate in GAAP. In light of the significance of the amounts allocated to these indefinite lived intangible assets, in future filings please disclose how you determined the fair value of these assets at acquisition.

6.   With respect to the Thomson Audio/Video transaction consummated on December 31, 2007 please tell us why $13 million of the net purchase price of approximately $15 million was allocated to warranties, including how you determined the amount allocated.

*****

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3605 if you have questions about these comments. In this regard, please do not hesitate to contact Brian Cascio, Branch Chief at (202) 551-3676 with any other questions.

        Sincerely,

        Gary Todd
        Senior Review Accountant